UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission File No. 1-10308

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Cendant Corporation
Employee Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cendant Corporation
9 West 57th Street
New York, New York 10019

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
Cendant Corporation Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cendant Corporation Employee Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, New York
June 22, 2005

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments:
Cash and cash equivalents	$1,700,409	$1,348,686
Mutual funds	907,248,601	670,194,492
Common/collective trusts	377,130,091	352,411,543
Cendant Corporation common stock	80,222,674	78,169,310
Loans to participants	32,668,409	27,393,841

Total investments	1,398,970,184	1,129,517,872

Receivables:
Participant contributions	793,237	5,888,077
Employer contributions	436,275	3,830,287
Interest and dividends	110,943	101,713
Transfer in of net assets of merged plan	7,573,599	84,617,567

Total receivables	8,914,054	94,437,644

NET ASSETS AVAILABLE FOR BENEFITS	$1,407,884,238	$1,223,955,516

The accompanying notes are an integral part of these financial statements.

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS:
Net investment income:
Interest and dividends	$37,203,202
Net appreciation in fair value of investments	84,666,571

Net investment income	121,869,773

Contributions:
Participants	110,019,361
Employer	71,396,652
Rollovers	9,441,120

Total contributions	190,857,133

Other income, net	1,783,748

Total additions	314,510,654

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	131,250,958
Net assets transferred out during the year	6,809,061
Administrative expenses	95,512

Total deductions	138,155,531

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	176,355,123

NET ASSETS TO BE TRANSFERRED FROM MERGED PLAN	7,573,599

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	1,223,955,516

END OF YEAR	$1,407,884,238

The accompanying notes are an integral part of these financial statements.

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Cendant Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from Cendant Corporation (the “Company” or the “Plan Sponsor”), for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

Pursuant to certain resolutions of the Executive Committee of the Company’s Board of Directors, the Plan was amended during 2004 and 2003 to allow for existing plans of businesses acquired by the Company to be combined into the Plan and to allow for the transfer out of the net assets relating to businesses that have been or will be disposed by the Company.

During 2004, the Plan was amended to allow the account balances of employees of Jackson Hewitt Tax Service Inc. (“Jackson Hewitt”) to be transferred to and assumed by the Jackson Hewitt Employee Savings Plan, as a result of the Company’s disposition of Jackson Hewitt in June 2004. Accordingly, net assets of $6,809,061 were transferred to the Jackson Hewitt Employee Savings Plan on September 1, 2004.

Additionally, effective December 31, 2004, the net assets associated with the Orbitz LLC 401(k) Savings Plan were merged into the Plan. However, the net assets associated with this plan were not received by the Trustee as of December 31, 2004. As such, net assets of approximately $7.6 million were reported as a receivable on the Statement of Net Assets Available for Benefits as of December 31, 2004.

Additionally, effective December 31, 2003, the net assets associated with the Budget Rent A Car Systems, Inc. SavingsPlus Plan, the FFD Development Company LLC 401(k) Retirement Savings Plan and the Internetwork Publishing Corporation 401(k) Profit Sharing Plan & Trust were merged into the Plan. However, the net assets associated with these plans were not received by the Trustee as of December 31, 2003. As such, net assets of approximately $84.6 million were reported as a receivable on the Statement of Net Assets Available for Benefits as of December 31, 2003, which consisted of the following:

Net Transfer
Merged Plan Name	Receivable
Budget Rent A Car Systems, Inc. SavingsPlus Plan	$83,026,657
FFD Development Company, LLC 401(k) Retirement Savings Plan	996,544
Internetwork Publishing Corporation 401(k) Profit Sharing Plan & Trust	594,366

Total	$84,617,567

Such net assets were received by the Plan in 2004.

The following is a summary of certain Plan provisions:

Eligibility – Each regular employee of the Company (as defined in the Plan document) is eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen. Each part-time employee of the Company (as defined in the Plan document) is eligible to participate in the Plan following the later of one year of eligible service or the attainment of age eighteen.

Participant Contributions – Participants may elect to make pre-tax contributions up to 16% of pre-tax annual compensation up to the statutory maximum of $13,000 for 2004. Certain eligible participants (age 50 and over) are permitted to contribute an additional $3,000 as a catch up contribution, resulting in a total pre-tax contribution of $16,000 for 2004. Participants may change their investment allocations between funds on a daily basis.

Employer Contributions – The Company makes contributions to the Plan equal to 100% of each eligible participant’s salary deferral up to 6% of such participants’ eligible compensation.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Fund Reallocation – Participants may reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and include both employee and employer contributions. Only one reallocation is allowed each day. Participants should refer to each fund’s prospectus for a more complete description of the risks associated with each fund.

Vesting Schedule – At any time, participants are 100% vested in their pre-tax contributions. All employer contributions made on or after January 1, 2002 are fully vested. Employer contributions credited to the accounts of participants between January 1, 1998 and December 31, 2001, vest as shown in the following schedule:

Years of Service	Vested Interest
Less than 1	0%
1	34%
2	67%
3	100%

Loan Provision – Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance, provided the vested balance is at least $1,000. The loans are secured by the participant’s vested account balance and bear interest at a rate equal to the prime rate plus one percent. Loan repayments are made through payroll deductions over a term not to exceed five years, unless the proceeds of the loan are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years. Principal and interest are paid ratably through periodic payroll deductions.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. A terminated participant with an account balance of more than $5,000 (excluding any rollover contributions and related earnings thereon) may elect to remain in the Plan and continue to be credited with fund earnings, or receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. A terminated participant with an account balance of $5,000 or less will automatically receive a lump-sum distribution. Amounts payable to participants who have elected to withdraw from the Plan, but did not yet receive distributions from the Plan totaled $1,661,659 and $1,077,701 at December 31, 2004 and 2003, respectively (see Note 7 – Reconciliation to Form 5500).

Forfeited Accounts – Forfeited balances of participants’ non-vested accounts are first used to pay Plan expenses, if any, and then to decrease employer contributions. As of December 31, 2004 and 2003, forfeited account balances related primarily to assets of plans that were merged into the Plan and amounted to $1,517,101 and $827,815, respectively. In 2004, employer contributions were reduced by $757,098 from the utilization of forfeited non-vested accounts.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise, such expenses are paid by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Valuation of Investments and Income Recognition – The Plan’s investments in Cendant Corporation common stock, mutual funds, the common/collective trust that does not invest in guaranteed investment contracts, loans to participants and cash and cash equivalents are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value. A portion of the Plan’s investments in common/collective trusts consists of a fund that invests primarily in guaranteed investment contracts with high quality insurance companies. The Plan’s investment in this common/collective trust is valued at amounts contributed, plus the Plan’s pro-rata share of interest income earned by such fund, less administrative expenses and withdrawals. The value recorded in the Plan’s financial statements for such fund was $295,607,670 and $278,289,895 at December 31, 2004 and 2003, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2004 and realized gains and losses on investments sold during the year then ended.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities including mutual funds, common/collective trusts and Cendant Corporation common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Benefit Payments – Benefits to participants are recorded when paid.

3.	INVESTMENTS

The following tables present investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2004
* Merrill Lynch Retirement Preservation Trust	$295,607,670
PIMCO Total Return Fund	114,808,238
Davis NY Venture Fund	97,205,243
MASS Investors Growth Stock Fund	96,966,490
State Street Aurora Fund	82,965,809
* Merrill Lynch Equity Index Trust	81,522,421
* Cendant Corporation Common Stock	80,222,674
PIMCO PEA Renaissance Fund	72,771,524

2003
* Merrill Lynch Retirement Preservation Trust	$278,289,895
PIMCO Total Return Fund	85,576,926
MASS Investors Growth Stock Fund	81,691,852
* Cendant Corporation Common Stock	78,169,310
* Merrill Lynch Equity Index Trust	74,121,648
Davis NY Venture Fund	61,256,839

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value, as follows:

2004
Mutual funds	$73,028,440
Common/collective trusts	7,837,100
Cendant Corporation common stock	3,801,031

$84,666,571

*	Permitted party-in-interest

4.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated October 16, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company FSB, the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2004 and 2003, the Plan held 3,431,252 and 3,510,072 shares, respectively, of Cendant Corporation common stock with a cost basis of $51,447,020 and $48,439,910, respectively. Cendant Corporation is the sponsoring employer of the Plan.

The Plan was a member of a class of plaintiffs in a class action securities lawsuit against the Company and certain of its affiliates in connection with the Plan’s purchases of Cendant Corporation common stock and the common stock of Cendant’s predecessor, CUC International, Inc. The Plan submitted one claim in respect of the CUC International Savings Incentive Plan (which was subsequently merged into the Plan) and another claim in respect of the Plan. In connection with an investigation of the CUC International Savings Incentive Plan’s purchases of such common stock, the Company entered into an agreement with the Department of Labor pursuant to which the Company agreed to contribute to the Plan an amount equal to its damages under such lawsuit. Accordingly, in 2002, the Company contributed approximately $2.0 million to the Plan, which was then allocated on a proportional basis to participants of the CUC International Savings Incentive Plan who purchased such common stock during the class period and suffered recognizable losses. In consideration for, and as a condition for the $2.0 million contribution to the Plan, the Plan assigned to the Company all recoveries to which the Plan is, has been, or becomes entitled. In 2003, the Plan received settlement proceeds under the class action. The Plan received (i) $16,102,723 relating to losses incurred by the Plan and (ii) $459,275 relating to losses incurred by the CUC International Savings Incentive Plan (which was previously merged into the Plan). The amount under clause (ii) above was assigned to the Company in accordance with the arrangement under which the Company contributed $2.0 million to the Plan in 2002, discussed above. In March 2004, the Plan received additional settlement proceeds of approximately $1.7 million, which are recorded within other income, net on the accompanying Statement of Changes in Net Assets Available for Benefits.

6.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

7.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2004	2003
Net assets available for benefits per the financial statements	$1,407,884,238	$1,223,955,516
Less: Amounts allocated to withdrawing participants	(1,661,659)	(1,077,701)

Net assets available for benefits per Form 5500	$1,406,222,579	$1,222,877,815

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004, to Form 5500:

Benefits paid to participants per the financial statements	$131,250,958
Less: Amounts allocated to withdrawing participants at December 31, 2003	(1,077,701)
Add: Amounts allocated to withdrawing participants at December 31, 2004	1,661,659

Benefits paid to participants per Form 5500	$131,834,916

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004, but not yet paid as of that date.

8.	SUBSEQUENT EVENTS

Net Assets Transferred Out in 2005

In connection with its strategic realignment, the Company completed the spin-off of its mortgage, fleet leasing and appraisal businesses in a tax-free distribution of the common stock of PHH Corporation (“PHH”) to its shareholders in January 2005 and an initial public offering of Wright Express Corporation (“Wright Express”) in February 2005. As a result of these initiatives, employees of PHH and Wright Express ceased to participate in the Plan and commenced participation in the PHH Corporation Employee Savings Plan and the Wright Express Corporation Employee Savings Plan, respectively. Accordingly, during 2005, net assets of approximately $200.3 million (representing account balances of PHH employees) were transferred to the PHH Corporation Employee Savings Plan and net assets of approximately $14.7 million (representing account balances of Wright Express employees) were transferred to the Wright Express Corporation Employee Savings Plan.

Also in connection with the Company’s strategic realignment, in March 2005, the Company’s Board of Directors formally approved the disposal of its Marketing Services division, which is comprised of the Company’s individual membership and loyalty/insurance marketing businesses. In conjunction with the planned disposition, certain employees of Progeny Marketing Innovations Inc., an entity within the Marketing Services division, ceased to participate in the Plan and became participants in the Cendant Marketing Group Employee Savings Plan. Accordingly, net assets of approximately $12.2 million were transferred to the Cendant Marketing Group Employee Savings Plan during 2005.

As a result of the planned disposition of the Company’s Marketing Services division during 2005, certain assets of Cendant Travel, Inc., a participating company in the Plan, were transferred to Travelers Advantage Services, Inc., an entity within the Company’s Marketing Services division and a participating company in the Cendant Marketing Group Employee Savings Plan. In conjunction with this transfer, certain employees of Cendant Travel, Inc. ceased to participate in the Plan and became participants in the Cendant Marketing Group Employee Savings Plan. Accordingly, net assets of approximately $5.0 million were transferred to the Cendant Marketing Group Employee Savings Plan during 2005.

Increase in contribution percentage in 2005

Effective January 1, 2005, participants may elect to make pre-tax contributions up to 20% of their pre-tax annual compensation, as defined.

******

Plan Number: 002
EIN: 06-0918165

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN

FORM 5500, PART IV, SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT
END OF YEAR) AS OF DECEMBER 31, 2004

		Number of
Identity of Issue, Borrower,		Shares, Units
Current Lessor or Similar Party	Description of Investment	or Par Value	Cost ***	Current Value

* Cendant Corporation Common Stock	Common stock	3,431,252		$80,222,674
* Merrill Lynch Equity Index Trust	Common/collective trust	917,013		81,522,421
* Merrill Lynch Retirement Preservation Trust	Common/collective trust	295,607,670		295,607,670
Davis NY Venture Fund	Mutual fund	3,167,326		97,205,243
ING International Value Fund	Mutual fund	3,596,203		63,472,979
Lord Abbett Bond Debenture Fund	Mutual fund	1,154,853		9,596,825
MASS Investors Growth Stock Fund	Mutual fund	7,845,186		96,966,490
MFS Value Fund	Mutual fund	1,627,134		37,651,873
MFS Mid-Cap Growth Fund	Mutual fund	5,690,087		50,869,379
Oppenheimer Capital Fund	Mutual fund	1,691,728		69,733,044
Oppenheimer International Growth Fund	Mutual fund	1,092,853		20,895,350
Oppenheimer Developing Markets Fund	Mutual fund	1,224,481		32,914,039
Oppenheimer Quest Balanced Value Fund	Mutual fund	1,889,546		34,087,401
PIMCO PEA Renaissance Fund	Mutual fund	2,733,716		72,771,524
PIMCO Total Return Fund	Mutual fund	10,759,910		114,808,238
PIMCO CCM Capital Appreciation Fund	Mutual fund	2,200,311		38,989,520
The Oakmark Equity and Income Fund	Mutual fund	2,342,642		54,888,106
Scudder RREEF Real Estate Fund	Mutual fund	912,861		18,604,111
State Street Aurora Fund	Mutual fund	2,049,551		82,965,809
Vanguard Explorer Admiral Fund	Mutual fund	155,988		10,828,670
Loans to participants **		32,668,409		32,668,409
Cash and cash equivalents				1,700,409

Total				$1,398,970,184

*  Represents a permitted party-in-interest.

**  Maturity dates range principally from January 2005 to December 2019. Interest rates range from 4.8% to 11.5%.

***  Cost information is not required for participant-directed investments.

******

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cendant Corporation Employee Savings Plan

By:	/s/ Terence P. Conley
Terence P. Conley
Executive Vice President,
Human Resources and Corporate Services
Cendant Corporation

Date: June 24, 2005